SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               QUOKKA SPORTS, INC.
                                (Name of Issuer)


                         Common Stock, par value $0.0001
                         (Title of Class of Securities)


                                    749077103
                                 (CUSIP Number)


                              Steven A. Hobbs, Esq.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                             New York, NewYork 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 20, 2000
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                               (Page 1 of 9 Pages)

CUSIP No. 501938104                    13D                     Page 2 of 9 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TOTAL SPORTS INC.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS

     OO

________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    26,738,580 shares of Quokka's Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,738,580 shares of Quokka's Common Stock

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.8%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

Item 1.  Security and Issuer.

     This Statement on Schedule 13D relates to shares of Common Stock, $0.0001 par value per share ("Common Stock"), of Quokka Sports, Inc., a Delaware corporation ("Quokka"), with principal offices located at 525 Brannan Street, San Francisco, CA 94107.

Item 2.  Identity and Background.

     (a)-(c) This Schedule 13D is being filed by Total Sports Inc., a Delaware corporation ("Total Sports"). Total Sports' principal business is providing real-time sports coverage on the internet. Total Sports' principal executive offices are located at 234 Fayetteville Street Mall, Raleigh, NC 27601.

     Schedule I hereto sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of Total Sports' directors and executive officers.

     (d)-(e) During the last five years, Total Sports' has not, nor, to the best knowledge of Total Sports', have any of the persons listed on Schedule I hereto:
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Total Sports' is deemed to have acquired beneficial ownership of 26,738,580 shares of Common Stock pursuant to the Voting Agreements (described in Item 4 below) and the proxies granted pursuant thereto, representing approximately 57.8% of the shares of Common Stock outstanding as of July 5, 2000, as represented by Quokka to Total Sports. Certain stockholders of Quokka (the "Quokka Stockholders") entered into the Voting Agreements in connection with the execution of the Agreement and Plan of Merger and Reorganization, dated as of July 20, 2000 (the "Merger Agreement"), between Quokka and Total Sports. No additional consideration was given in exchange for the execution of the Voting Agreements by the Quokka Stockholders.

Item 4.  Purpose of the Transaction.

     The Merger Agreement provides that, following the approval of the Merger Agreement by Quokka's stockholders, approvals by Total Sports' stockholders and the satisfaction or waiver of the other conditions to the merger, Total Sports will be merged with and into Quokka and the separate existence of Total Sports will cease. In connection with the execution and delivery of the Merger Agreement, Total Sports and the Quokka Stockholders entered into Voting
Agreements. The purpose of the Voting Agreements and the transactions contemplated thereby are, among other things, to require that the Quokka Stockholders vote in favor of the Merger Agreement and the transactions contemplated thereby, including the merger, at any meeting of the stockholders of Quokka held for the purpose of voting thereon (or any action by written consent by the stockholders of Quokka in lieu of such meeting).

     Pursuant to the Voting Agreements, each Quokka Stockholder granted a proxy, dated as of July 20, 2000 (such proxies, collectively, the "Proxies") to Total Sports, Gary Stevenson, (Chief Executive Officer of Total Sports) and Frank Daniels, III (Chairman of Total Sports), with full power of substitution and resubstitution, to vote the shares of Common Stock then owned by the Quokka Stockholder and any other shares of Common Stock which such Quokka Stockholder may acquire after July 20, 2000, in favor of the merger and the Merger Agreement and any other matters necessary for the consummation of the merger. The shares of Common Stock held by the Quokka Stockholders represent approximately 57.8% of the Common Stock outstanding as of July 5, 2000, as represented by Quokka to Total Sports.

     In the Voting Agreements, each Quokka Stockholder also agreed that, until the Merger Agreement is terminated, they will neither sell nor transfer any of the Common Stock to a transferee that does not agree to be bound by the terms of such Quokka Stockholders' Voting Agreement nor enter into any agreement concerning the voting of such stock.

     As a result of the merger, each outstanding share of capital stock of Total Sports will be converted into the right to receive a number of shares of Common Stock determined in accordance with a formula set forth in the Merger Agreement. Pursuant to the Merger Agreement, the directors and officers of Quokka immediately prior to the effective time of the merger will be the initial directors and officers of the surviving corporation in the merger, each to hold office until their respective successors are duly elected and qualified, The Merger Agreement also provides that the certificate of incorporation and by-laws of Quokka immediately prior to the merger will be the certificate of incorporation and by-laws of the surviving corporation.

     The foregoing description of certain provisions of the Merger Agreement, the Voting Agreements and the Proxies, copies of which are filed as exhibits hereto and incorporated herein by reference, is not intended to be complete and is qualified in its entirely by reference to the full text of such agreements.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) As a result of entering into the Voting Agreements, and receipt of the Proxies, Total Sports has the shared power to vote, or to direct the vote of, an aggregate of 26,738,580 shares of Common stock representing approximately 57.8% of the Common Stock outstanding as of July 5, 2000, as represented by Quokka to Total Sports. The Voting Agreements also apply to those shares of Common Stock that are acquired by the Quokka Stockholders after July 20, 2000, including shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock. In addition, Gary Stevenson and Ezra Kucharz have the sole power to vote, or direct the vote of, and dispose or direct the disposition of, 1,500 and 400 shares of Common Stock, respectively.

     (c) Except for the execution of the Voting Agreements and the receipt of the Proxies, there have been no transaction in shares of Common Stock by Total Sports or, to the best knowledge of Total Sports, any of Total Sports' executive officers and directors during the past 60 days.

     (d) The Quokka Stockholders, based on their respective percentage ownership, of the shares of Common Stock to which this statement relates shall have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such shares of Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described under Items 3, 4 and 5, to the best knowledge of Total Sports, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Total Sports and any other person with respect to any securities of Quokka, including but not limited to transfer or voting of any securities of Quokka, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Quokka.

                                  EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------

Exhibit 7.1 Agreement and Plan of Merger and Reorganization, dated as of July 20, 2000, between Total Sports Inc. and Quokka Sports, Inc. (incorporated by reference to Exhibit 2.1 of Quokka's Current Report on Form 8-K filed with the Commission on July 26, 2000 (File No: 000-26311))

Exhibit 7.2 Form of Voting Agreement between Total Sports Inc. and each of Accel VI LP, John Bertrand and Rasa Bertrand, Intel Corporation, Media Technology Equity Partners, L.P. and Media Technology Ventures, L.P., Pogmahane Partners LP, Trinity Ventures V, L.P., Wakefield Group II LLC and Richard
                    H. Williams. Each such Voting Agreement is dated as of July 20, 2000.

Exhibit 7.3 Voting Agreement, dated as of July 20, 2000, between Total Sports Inc. and Media One Interactive Services, Inc.

Exhibit 7.4 Form of Proxy executed by the stockholders of Quokka that executed the Voting Agreements filed herewith as Exhibits
                    7.2 and 7.3, included as Exhibit A to each of the Voting Agreements filed herewith as Exhibits 7.2 and 7.3.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2000


                               TOTAL SPORTS INC., a Delaware corporation


                               By: /s/ Gary Stevenson
                                   ---------------------------------------------
                                   Name: Gary Stevenson
                                   Title:  Chief Executive Officer and President

                                   SCHEDULE I

                            INFORMATION REGARDING THE
             DIRECTORS AND EXECUTIVE OFFICERS OF TOTAL SPORTS. INC.

     Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Total Sports and the principal business and address of the company or organization in which such employment is conducted. The principal business address of Total Sports Inc. is 234 Fayetteville Street Mall, Raleigh, NC 27601. Unless otherwise indicated, all persons identified below are citizens of the United States of America.

                                                                         Principal Occupation or Employment/
Name/Title                               Business Address                  Principal Business of Employer

Gary Stevenson                         234 Fayetteville Street      Chief Executive Officer and President of Total
Chief Executive Officer and            Mall                         Sports
President                              Raleigh, NC 27601

Colin Boatwright                       234 Fayetteville Street      Vice President, Technology of Total Sports
Vice President, Technology             Mall
                                       Raleigh, NC 27601

Petra Weishaupt                        234 Fayetteville Street      Vice President, Finance of Total Sports
Vice President, Finance                Mall
                                       Raleigh, NC 27601

Ezra Kucharz                           234 Fayetteville Street      Vice President, Business Development of Total
Vice President, Business               Mall                         Sports
Development                            Raleigh, NC 27601

Drue A. Moore                          234 Fayetteville Street      Vice President, Corporate Development & General
Vice President, Corporate              Mall                         Counsel
Development & General Counsel          Raleigh, NC 27601

Frank A. Daniels, Jr.                  234 Fayetteville Street      None
Director                               Mall
                                       Raleigh, NC 27601

Frank A. Daniels, III                  234 Fayetteville Street      Chairman of Total Sports
Director                               Mall
                                       Raleigh, NC 27601

Robert S. Prather                      Bull Run Corporation         President of Bull Run Corporation
Director                               4370 Peachtree Road, NE
                                       Atlanta, GA 30319-3099

William E. Ray                         Nuray Holdings, LLC          None
Director                               801 East Trade Street
                                       Charlotte, NC 28226

William W. Neal, III                   Piedmont Venture Partners    Managing Principal of Piedmont Venture Partners
Director                               6805 Morrison Blvd.          Limited Partnership
                                       Suite 380
                                       Charlotte, NC  28211

C. Toms Newby, III                     Technology Crossover         Member of Technology Crossover Management III, LLC
Director                               Ventures
                                       575 High Street, Suite 400
                                       Palo Alto, CA  94301

Stuart B. Rekant                       WinStar Interactive          President of Winstar New Media Company, Inc.
Director                               Ventures
                                       685 Third Avenue
                                       31st Floor
                                       New York, NY  10017

John Rigas                             Zilkha Capital Partners      A private equity investment manager at Zilkha
Director                               767 Fifth Avenue             Capital Partners, L.P.
                                       New York, NY  10169

Kenneth D. Schanzer                    NBC Sports                   President of NBC Sports
Director                               30 Rockefeller Center
                                       New York, NY 10112